May 22, 2024	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs and Mesdames:

Re: ZenaTech, Inc. – Form F-1 – SEC Comment Letter Dated May 15, 2024

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to respond to the comments raised in the letter (the “Fourth Comment Letter”) to the Company dated May 15, 2024 from the United States Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (Amendment No. 3) (the “Registration Statement”) filed by the Company with the SEC on April 30, 2024 in connection with a proposed listing of its common stock on The Nasdaq Capital Market. The responses below are from the Company and correspond to the captions and numbers set forth in the Fourth Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the Fourth Comment Letter.

As a preliminary matter, the Company has updated the Registration Statement to include unaudited consolidated interim financial statements for the three months ended March 31, 2024 and 2023 and related MD&A in the Registration Statement, included disclosure about advances to affiliates in the MD&A and has made certain corrections to bring forward the disclosure in the Registration Statement.

Amendment No. 3 to Registration Statement on Form F-1

Consolidated Statement of Financial Position, page 122

1.In response to prior comment 5, you have revised your disclosure on pages 84 and 144 to include a reconciliation showing $236,884 in Wages and Benefits reported in Operating Expense and $21,708 reported in Long-term Asset for drone development. However, you disclose that the current portion of the advance of $2,500,000 was expected to be provided in services by Epazz within a twelve-month period based on the current projected needs of the Company. Please tell us how your classification of Short-term Advance to Affiliate for Future Services in current assets complies with Paragraphs 66 to 68 of IAS 1.

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Response: During the first quarter ended March 31, 2024, the Company received services valued at approximately $237,000 from Epazz. The value of services provided by Epazz, Inc. is expected to increase during the next twelve months. The Company expects to consume approximately $2,263,000 in services provided by Epazz during the twelve-month period from April 1, 2024 through March 31, 2025. The Company believes the Short-term Advance to Affiliates of $2,262,992 as of March 31, 2024 complies with IAS 1 Paragraph 66 which states: An entity shall classify an asset as current when: it expects to realize the asset within twelve months after the reporting period. This requirement is contingent on future expectations. The Company had estimated a higher amount for this asset in prior periods. The Company has reduced the estimate for the most recent period, March 31, 2024.

Statements of Cash Flows, page 125

2.In response to prior comment 4, you have revised the Statement of Cash Flows and moved the advance to affiliate for futures services under operating activities, instead of revising your disclosure to be consistent with your response to prior comment 6 in your letter dated April 10, 2024. However, the reconciliation on pages 84 and 144 that was provided in response to prior comment 5 shows $2,545,124 in Advances to Epazz, $341,850 in Sale of ZenaPay to Epazz, $236,884 in Wages and Benefits reported in Operating Expense, and $21,708 reported in Long-term Asset for Drone Development. Please identify the reconciling items that are considered operating, investing, or financing activities, explain how such items meet the descriptions discussed in Paragraphs 15, 16, or 17 of IAS 7, and move those amounts to the appropriate classification.

Response: Please refer to the table detailing total advances to Epazz for future services for the period from December 31, 2022 through March 31, 2024, located in the financial statements footnote 15. The revised schedule indicates whether an item is an operating activity or investing activity. There were no activities that meet the definition of financing activity. The Company believes activities are classified correctly according to the guidelines set forth in IAS 7. The Company has included a separate line item on the statement of cash flows investing activities for Note receivable – sale of ZenaPay to disclose the activity for the Epazz, Inc. note of $341,850. A revision to the statement of cash flows for the year ended December 31, 2023 was made for this item. The activity conforms to the requirements set forth in IAS 7 Paragraph 16(e). Product development costs are classified as an investing activity and meet the requirements set forth in IAS 7 Paragraph 16(a) and (e). The Company believes the statement of cash flow presentation for the three months ended March 31, 2024 is accurate.

3.We have reviewed your response to prior comment 6. Additionally, you now disclose that on page 148 that “We have revised the Statement of Cash flows and moved the advance to affiliate for future services under operating activities for 2023 and the previous period presented”. However, page 126 discloses that “We also changed the presentation of the “Advance to affiliate” on the statement of cash flows to investing activities from financing activities since it was incorrectly classified as a financing activity, per IAS 7”. Please revise these disclosures after identifying the reconciling items that are considered operating, investing, or financing activities, explaining how such amounts meet the descriptions discussed in Paragraphs 15, 16, or 17 of IAS 7, and moving those amounts to the appropriate

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classification.

Response: The Company deleted the following inaccurate disclosure in the three months ended March 31, 2024 financial presentation:

“We reclassified certain amounts from the prior presentation to comply with the balance sheet presentation for the quarter ended June 30, 2023. We changed the presentation of the “Advance to affiliate for future services” on the balance sheet from the current assets section into a split amount of short-term amount of $2,500,000, and long-term amount that is the total amount less the short-term. We also changed the presentation of the “Advance to affiliate” on the statement of cash flows to investing activities from financing activities since it was incorrectly classified as a financing activity, per IAS 7. Prior period statements were reclassified to comply with IAS 8. There is no change due to this update.”

“The Company changed the account name from ‘Salaries and benefits’ to ‘Wages and benefits’, which better reflects the categories of expenses included in it.”

And added the following in its place:

“The Company has not made any reclassifications of previously reported data to conform with the March 31, 2024 financial presentation.”

The Company changed the foot-note disclosure in the December 31, 2023 financial presentation to the following:

“We reclassified certain amounts from the prior presentation to comply with the balance sheet presentation as of December 31, 2023. We changed the presentation of the “Advance to affiliate for future services” on the balance sheet from the current assets section into a split amount indicating the short-term amount of $2,500,000, and long-term amount that is the total amount less the short-term. We also changed the presentation of the “Advance to affiliate” on the statement of cash flows to reflect the changes in the short-term and long-term balances. The changes in short-term and long-term advances to affiliates for future services are classified as operating activities on the statement of cash flows pursuant to IAS 7 Paragraph 14. Prior period statements were reclassified to comply with IAS 8. There is no change due to this update.”

Please clarify whether the advances to Epazz Inc. during the year and classified as long-term advances to affiliates represent a loan. Please help us understand why you made additional advances while you only utilized a small portion of the short-term advance balance. On page 64, you disclose amounts paid to Epazz for fees that are significantly below the advances made to date. We further note that on page 42 you disclose that "Under the [management service] agreement, [you] receive the benefits of a software development team, office space, project management and hosting services. Epazz is paid 20% above cost". You further disclose that you currently have "45 contractors [you] utilize via the management services agreement with Epazz that [you] utilize throughout [y]our business". Based on these statements, clarify why the advances have not been consumed at a higher rate to compensate Epazz for fulfilling its obligation under the management service agreement. In addition, please clarify your statement on page 88 that states, "Because the Company is refunding funds to ZenaTech, there would be no traditional credit risk associated with this amount". Please clarify who the "Company" is in

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this statement. Explain why there is no traditional credit risk associated with the underutilized advances.

Response: The Company respectfully submits that the long-term advance is not a loan for the following reasons:.

The Company accounts for the advances to Epazz as advances not a loan. A loan needs to be paid back. Advances are prepaid expenses with the obligation to provide services in the future. The Company has amended its management service agreement with Epazz  in order to be assured that the Company is able to continue to its operations by acquiring the assets used in providing services to the Company in the event of a default by Epazz on the advances outstanding.

The Company has revised page pg 42 and pg 64 to the correct amounts. The Company provided advances in order for Epazz to setup manufacturing facilities overseas. Overseas labor is significantly lower than North American labor. The 45 contractors are being charged at market rates. As the Company fully transition from research and development activities to manufacturing the rate of consumption of the advance will be begin increase.

The Company has revised pg 88 and has removed the sentence, "Because the Company is refunding funds to ZenaTech, there would be no traditional credit risk associated with this amount". In addition, the company has adding a risk factor to address the advances.

As part of our operations, we make advances to an affiliate which are offset by services provided by the affiliate to us.

We make advances from time to time to Epazz. Epazz provides services to our Company under a management services agreement, the value of which we offset against the advances we make to Epazz. In the event, the value of the services provided to us by Epazz are less than the amount of the advances made by us to Epazz, there is a risk that Epazz may default the repayment of these advances. We believe a risk of default on these advances is not significant as our CEO and Director Dr. Passley is also the CEO and a Director and shareholder of Epazz. In addition, under the management services agreement, we have the right to seize certain assets of Epazz to which the advances relate in the event of a default. Nonetheless, in the event of a default, we may expend funds in recovering the assets some of which are located in other countries. As a result, a default on these advances could have a material adverse effect on our business, financial position, results of operations and cash flows .

The Company has also revised the credit risk disclosure to address underutilized advances to state the following:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its advances to an affiliate. The Company advances funds to Epazz from time to time which are offset by services provided to the Company. In the event the amount of funds

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advanced to Epazz is greater than the value of the services offset against the advances, there is a risk that Epazz may fail to repay the funds. However, the Company does not believe that its advances to Epazz expose it to significant credit risk as Epazz is a related party given the Company’s CEO is a director, officer and shareholder of Epazz.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani

Counsel

cc: Shaun Passley PhD.

ZenaTech, Inc.

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